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Exhibit 12.3

Computation of Ratio of Earning to fixed charges and Earnings to fixed charges and prefered stock dividends

	For the Years Ended December 31,
	2004	2003	2002	2001	2000
	(In thousands)
Earnings:
Net income before equity in earnings from joint ventures and unconsolidated subsidiaries, minority interest and other items	$196,760	$269,350	$190,548	$199,247	$189,415
Add: Interest expense(1)	232,919	194,999	185,362	170,121	173,891
Add: Implied interest component on the Company's rent obligations	959	824	678	572	568
Add: Distributions from operations of joint ventures	300	2,839	5,802	4,802	4,511
Subtract: Minority interest (expense) in pre-tax income of subsidiaries that have not incurred fixed charges	(225)	—	—	—	—

Total earnings	$430,713	$468,012	$382,390	$374,742	$368,385
Fixed charges:
Interest expense(1)	$232,919	$194,999	$185,362	$170,121	$173,891
Implied interest component on the Company's rent obligations	959	824	678	572	568
Capitalized interest	—	—	70	1,010	513

Fixed charges	$233,878	$195,823	$186,110	$171,703	$174,972
Preferred dividend requirements	51,340	36,908	36,908	36,908	36,908

Fixed charges and prefered stock dividends	$285,218	$232,731	$223,018	$208,611	$211,880
Earnings to fixed charges(2)	1.84x	2.39x	2.05x	2.18x	2.11x
Earnings to fixed charges and preferred stock dividends(2)	1.51x	2.01x	1.71x	1.80x	1.74x

Explanatory Notes:

(1)
For the years ended December 31, 2004, 2003, 2002, 2001 and 2000, interest expense includes $1,892, $2,703, $430, $536 and $748 of interest expense reclassed to discontinued operations

(2)
These ratios give effect to the first quarter 2004 CEO, CFO and Acre Partners compensation charges of $106.9 million, the 8.75% Senior Notes due 2008 redemption charges of $11.5 million and the preferred stock redemption charge of $9.0 million. Excluding these charges, the ratio of earnings to fixed charges and the ratio of earnings to fixed charges and preferred stock dividends would have been 2.35x and 1.99x respectively.

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  Exhibit 12.3
Computation of Ratio of Earning to fixed charges and Earnings to fixed charges and prefered stock dividends